7/13

09046921

MEMORANDUM

Follow-Up Materials

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: SUPPL

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A **BRANCH:**

FILE NO.: 83-00002 **FISCAL YEAR:**

03/94)

ADB

Management's Discussion & Analysis and Condensed Quarterly Financial Statements

31 March 2009
(Unaudited)

Asian Development Bank

CONTENTS

31 March 2009

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development financial institution whose vision is an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis. The Charter requires that each funding resource be kept separate from the others.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

2.1. Basis of financial reporting

Statutory reporting. ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. ADB complies with Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments (collectively referred to as "FAS 133"), including FAS 155 (Accounting for Certain Hybrid Financial Instruments, an amendment to FAS 133 and 140), and FAS 161 (Disclosures about Derivative Instruments and Hedging Activities, an amendment of FAS 133). Effective 1 January 2008, ADB also adopted FAS 157, "Fair Value Measurements" and FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities (Including an amendment of FASB Statement No. 115)".

FAS 133 allows hedge accounting only if certain qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. Compliance with hedge accounting will impose undue constraints on future borrowings, loans, and hedge programs and will likely detract ADB's efforts to effectively and efficiently minimize the funding costs for its borrowing member countries. Accordingly, ADB elects not to adopt hedge accounting and reports all derivative instruments on the balance sheet at fair value while recognizing changes in the fair value of derivative instruments for the year as part of net income.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2008. ADB undertakes no obligation to update any forward-looking statements made in such documents.

In 2006, ADB early adopted the provisions of FAS 155, which allow fair value measurement for hybrid financial instruments that contain embedded features that would otherwise be required to be treated as a separate derivative instrument (bifurcated) in the reported financial statements under FAS 133. ADB holds a relatively small portion of hybrid financial instruments in its borrowing portfolio.

FAS 157 and FAS 159 became effective for ADB on 1 January 2008. FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. In compliance with this standard, ADB incorporated its credit risk (as a credit spread) in fair valuing its liabilities, including hybrid and swapped-borrowings. FAS 159 on the other hand expands the scope of what financial assets and liabilities companies may carry at fair value. ADB decided to implement the provisions of FAS 159 on a selective basis, i.e., all non-hybrid borrowings that are swapped (hybrid borrowings are fair valued in accordance with FAS 155). Applying FAS 159 selectively is chosen to show a consistent accounting treatment between the borrowings and their related swaps, which have been fair valued since the adoption of FAS 133 in 2001. Thus, this would partially reduce the artificial volatility in reported earnings due to the asymmetric accounting treatment between the two financial instruments.

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement No. 161 "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133", which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improve the transparency of financial reporting. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Note G of OCR-5 provides the enhanced disclosures under this statement.

Supplemental Reporting. ADB manages its balance sheet by selectively using derivatives to mitigate the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives, swapped and structured borrowings, and certain investments) are recorded at their fair value while loans, remaining borrowings, and remaining investments are recorded at carrying value, applying FAS 133 and the current selective application of FAS 159 do not fully reflect the overall economic value of ADB's financial position. Therefore, to better reflect ADB's financial position and risk management, two non-US GAAP supplemental financial statements are included: current value and pre-FAS 133/159. Applications of consistent approach on these statements allow better analysis for management information and decision making.

Table 1 presents selected financial data on three bases: statutory basis, pre-FAS 133/159 basis, and current value basis.

Table 1: Selected Financial Data
(Amounts in $ Million)

	Statutory Basis		
	31 March 2009	31 March 2008	31 December 2008
Net (Loss) Income	(137)	83	1,126
Return on Earning Assets	-0.12%	1.30%	2.24%
Return on Loans	3.33%	4.76%	3.84%
Return on Investments	3.48%	4.26%	3.20%
Cost of Borrowings	2.01%	6.13%	4.11%
	Pre-FAS 133/159 Basis		
	31 March 2009	31 March 2008	31 December 2008
Net Income	23	199	700
Return on Earning Assets	0.19%	1.55%	1.39%
Return on Loans	3.31%	4.87%	4.14%
Return on Investments	3.45%	4.46%	3.70%
Cost of Borrowings	2.66%	4.14%	3.29%
	Current Value Basis		
	31 March 2009	31 March 2008	31 December 2008
Net (Loss) Income	(311)	(325)	102
Return on Earning Assets	0.36%	0.44%	0.20%
Return on Loans	1.11%	6.27%	9.18%
Return on Investments	1.95%	6.50%	3.51%
Cost of Borrowings	1.30%	6.46%	7.17%

( ) = negative, FAS = Financial Accounting Standards.

Note: Returns/cost of borrowings are based on annualized income/expenses and average assets/liabilities.

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in market environment. Table 3 shows the Condensed Current Value Income Statements reconciled from the statutory basis for the three months ended 31 March 2009. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flow streams and applying the appropriate interest and exchange rates. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the FAS 133/159 effects removes its impact, as these effects are part of the current value adjustments. Table 4 provides further details and analyses of the current value adjustments.

Table 2: Condensed Current Value Balance Sheets as at 31 March 2009 and 31 December 2008
($ Thousand)

	31 March 2009					31 December 2008
	Statutory Basis	Reversal of FAS 133/159 Effects[a]	Pre-FAS 133/159 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	98,733	-	98,733	-	98,733	142,238
Investments and accrued income	15,943,114	-	15,943,114	-	15,943,114	15,544,399
Securities transferred under repurchase agreement	76,589	-	76,589	-	76,589	309,358
Securities purchased under resale arrangement	543,485	-	543,485	-	543,485	511,756
Loans outstanding and accrued interest	36,273,887	(430)	36,273,457	1,243,993	37,517,450	37,771,871
Provision for loan losses and unamortized net loan origination costs	(14,621)	-	(14,621)	-	(14,621)	59,088
Equity investment	638,253	16,752	655,005	(16,752)	638,253	641,427
Receivable from members	136,561	-	136,561	(51,093)	85,468	93,724
Receivable from swaps						
Borrowings	23,400,796	(2,222,798)	21,177,998	2,222,798	23,400,796	23,831,087
Others	886,567	(114,118)	772,449	114,118	886,567	882,793
Other assets	569,758	-	569,758	-	569,758	504,936
TOTAL	**78,553,122**	**(2,320,594)**	**76,232,528**	**3,513,064**	**79,745,592**	**80,292,677**
Borrowings and accrued interest	36,444,434	85,640	36,530,074	1,403,404	37,933,478	37,848,839
Payable for swaps						
Borrowings	24,808,172	(1,567,777)	23,240,395	1,567,777	24,808,172	24,867,815
Others	1,134,509	(305,422)	829,087	305,422	1,134,509	1,198,781
Payable under securities repurchase agreement	77,692	-	77,692	-	77,692	301,759
Accounts payable and other liabilities	1,200,472	-	1,200,472	-	1,200,472	1,057,481
Total Liabilities	**63,665,279**	**(1,787,559)**	**61,877,720**	**3,276,603**	**65,154,323**	**65,274,675**
Paid-in capital	3,639,357	-	3,639,357	-	3,639,357	3,777,071
Net notional maintenance of value receivable	(569,742)	-	(569,742)	-	(569,742)	(564,383)
Ordinary reserve	9,559,719	1,194	9,560,913	877,280	10,438,193	10,410,961
Special reserve	211,671	-	211,671	-	211,671	209,723
Loan loss reserve	195,062	-	195,062	-	195,062	195,062
Surplus	894,594	-	894,594	-	894,594	894,594
Cumulative revaluation adjustments account	204,164	(204,164)	-	-	-	-
Net income[b] — 31 March 2009	(139,244)	160,047	20,803	(333,643)	(312,840)	-
Net income[b] — 31 December 2008	1,119,473	(426,647)	692,826	(597,852)	94,974	94,974
Accumulated other comprehensive income	(227,211)	(63,465)	(290,676)	290,676	-	-
Total Equity	**14,887,843**	**(533,035)**	**14,354,808**	**236,461**	**14,591,269**	**15,018,002**
TOTAL	**78,553,122**	**(2,320,594)**	**76,232,528**	**3,513,064**	**79,745,592**	**80,292,677**

( ) = negative, FAS = Financial Accounting Standards.
[a] Includes reversal of unrealized (gains) losses attributed to equity investments accounted for under equity method.
[b] Net income after appropriation of guarantee fees to Special Reserve.

Table 3: Condensed Current Value Income Statements for the Three-Month Periods Ended 31 March 2009 and 2008
($ Thousand)

	31 March 2009					31 March 2008
	Statutory Basis	Reversal of FAS 133/159 Effects[a]	Pre-FAS 133/159 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
REVENUE						
From loans	300,638	-	300,638	-	300,638	382,132
From investments	131,787	-	131,787	-	131,787	166,630
From guarantees	1,947	-	1,947	-	1,947	1,412
From equity investments	(28,751)	22,812	(5,939)	(22,812)	(28,751)	15,495
From other sources - net	3,875	-	3,875	-	3,875	4,155
Total Revenue	**409,496**	**22,812**	**432,308**	**(22,812)**	**409,496**	**569,824**
EXPENSES						
Borrowings and related expenses	252,632	-	252,632	-	252,632	341,903
Administrative expenses	38,959	-	38,959	-	38,959	35,171
Technical assistance to member countries	(28)	-	(28)	-	(28)	(5)
Provision for losses	121,314	-	121,314	(121,314)	-	-
Other expenses	1,457	-	1,457	\ -	1,457	1,444
Total Expenses	**414,334**	**-**	**414,334**	**(121,314)**	**293,020**	**378,513**
Net realized gains	4,746	-	4,746	-	4,746	7,206
Net unrealized (losses) gains	(137,205)	137,235 [b]	30	22,812	22,842	(22)
Current value adjustments[c]	-	-	-	(333,643)	(333,643)	(523,943)
Provision for losses	-	-	-	(121,314)	(121,314)	121
NET (LOSS) INCOME	**(137,297)**	**160,047**	**22,750**	**(333,643)**	**(310,893)**	**(325,327)**

( ) = negative, FAS = Financial Accounting Standard.

[a] Includes reversal of unrealized (gains) losses attributed to equity investments accounted for under equity method.

[b] FAS 133/159 adjustments are reversed as the current value adjustments incorporate the effect of net unrealized losses on derivatives and swapped borrowings under FAS 133 and FAS 159.

[c] Current value adjustments include the effect of FAS 133/159 adjustments and the net unrealized losses on equity investments accounted for under equity method.

Table 4: Summary of Current Value Adjustments
($ Thousand)

	Balance Sheet Effects as of 31 March 2009					Income Statement Effects Year to Date	
	Loans After Swaps	Investments[a]	Borrowings After Swaps	Other Assets[b]	Less Prior Year Effects[c]	31 March 2009	31 March 2008
Total Current Value Adjustments on Balance Sheet	1,118,394	(82,458)	(748,383)	(51,093)	(452,859)	(216,399)	(639,983)
Unrealized (losses) gains on Investments[d]						(46,540) [e]	44,309
Accumulated Translation Adjustments						(70,704) [f]	71,731
Total Current Value Adjustments						**(333,643)**	**(523,943)**

( ) = negative, FAS = Financial Accounting Standards.

[a] Relates to investments related swaps and equity investments under equity method.

[b] Relates to receivable from members.

[c] Prior Year Effects include cumulative current value adjustments on all financial instruments and equity investments accounted for under equity method, made in the prior years.

[d] Relates to unrealized gains on investments and equity investments classified as available for sale.

[e] Included in Other Comprehensive Income under statutory basis.

[f] Relates to the translation adjustments for the period and current translation effects from FAS 133/159 reversals.

Current Value Balance Sheets

Loans and related swaps. Most loans are made to or guaranteed by ADB members. ADB does not sell its sovereign loans believing that there is no market for them. The current value of loans incorporates management's best estimate of expected cash flows including interest. Estimated cash flows from principal repayments and interest are discounted by the applicable yield curves, which incorporates ADB's funding cost plus lending spread.

The current value also includes ADB's appropriate credit risk assessment for impaired loans. To recognize the inherent risks in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has never suffered a loss on sovereign loans except opportunity losses resulting from the difference between payments for interest and charges not in accordance with the loans' contractual terms.

The positive current value adjustment of $1,118.4 million indicates that the average interest on loans on an after swap basis are higher than ADB would currently originate on similar loans.

Investments and related swaps. Under both the statutory and current value bases, investment securities and related derivatives are reported at fair values based on market quotations when available. Otherwise, the current value is calculated using market-based valuation models incorporating observable market data. The net negative adjustment of $65.7 million resulted from net unrealized losses on investment related swaps due primarily to the downward trend of the US dollar interest rates.

Equity investments. Under both statutory and current value bases, equity investments are reported (i) at fair value when market values are readily determinable, (ii) by applying equity method for investments in limited partnership and certain limited liability companies, or where ADB has the ability to exercise significant influence, or (iii) at cost less permanent impairment, if any, which represents a fair approximation of the current value. As of 31 March 2009, ADB reported a negative current value adjustment of $16.8 million for equity investments. These pertain to the unrealized portion of net proportionate losses from investments which are accounted for under equity method.

Receivable from members. These consist of promissory notes that maybe restricted by member countries. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps. Under statutory basis, swapped borrowings and their associated financial derivative instruments are reported at fair values using market-based valuation models incorporating observable market data and issuers' credit risks. Under current value, swapped as well as unswapped borrowings are valued using market-based valuation models.

The $748.4 million unfavorable current value adjustments is due to the fact that the average cost of the borrowings on an after swap basis is higher than the market rate at which ADB can currently obtain new funding.

Current Value Income Statements

For the three months ended 31 March 2009, there was a net loss of $310.9 million under the current value basis compared with pre-FAS 133/159 net income of $22.7 million *(see Table 3)*. The difference of $333.6 million represents current value adjustments comprising of net unrealized losses of $216.4 million on all outstanding financial instruments (including $16.8 million unrealized losses on equity investments accounted for under equity method), $46.5

million on investments classified as available for sale, and $70.7 million on unfavorable translation adjustments *(see Table 4)*. The $333.6 million unfavorable current value adjustment for the three months ended 31 March 2009 (unfavorable $523.9 million – 2008) reflects changes in the market environment.

2.3. Risk Bearing Capacity

In the pursuit of its developmental mandate, the most significant risk faced by ADB arises when a large part of its loan portfolio would enter into nonaccrual status. Thus, ADB's risk bearing capacity or capital adequacy is designed to ensure that its equity capital is sufficient to absorb the unexpected losses due to such credit risk. One of the key measures of ADB's risk-bearing capacity is the equity-to-loan ratio (ELR) with equity defined as the sum of useable paid-in capital, ordinary reserve, and special reserve and surplus, while loan comprising the sum of outstanding loans and guarantees, less cumulative loan loss reserve and provision. In June 2008, the Board of Directors approved a new capital adequacy framework using an income-based stress test methodology. Under the new framework, ADB will assess its capital adequacy at least annually with the outcome of the stress test designed to ensure that ADB will have sufficient capital to absorb the income loss due to nonaccrual shocks, while ensuring adequate income to sustain loan growth in the ensuing years. As of 31 March 2009, the stress test results indicated that, given the pre-shock ELR of 37.9%, ADB had a strong equity capital position in relation to the credit risk in its loan portfolio. Aside from unexpected losses, ADB also measures its exposures to credit risk in terms of expected losses and accordingly provides the required loan loss provision. ADB's internal credit risk model provides an estimate of these expected and unexpected credit losses.

2.4. Nonsovereign Operations with Public Borrowers

In September 2005, the Board of Directors approved lending without sovereign guarantee to non-private entities. Such entities include state-owned enterprises, government agencies, municipalities, and local government units. As of 31 March 2009, ADB has approved loans to state-owned enterprises without sovereign guarantee totaling $589.3 million, $170.0 million of which was terminated due to expiration of validity period.

2.5. Capital and Resources

To ensure adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, the Board of Governors approves the allocation of OCR Surplus and previous year's allocable net income to reserves to ensure that the level is commensurate with the income planning framework. In addition, to the extent feasible, it apportions part of that allocable net income to Special Funds to support development activities in its DMCs.

In December 2008, the Board of Directors approved the revised policy on ADB's lending limitation, which limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. In addition, the gross outstanding borrowings shall not exceed the sum of callable capital from nonborrowing members, paid-in capital, and reserves (including surplus).

As of 31 March 2009, lending headroom was $26.9 billion ($29.2 billion – 31 December 2008), and borrowing headroom was $6.9 billion ($8.9 billion – 31 December 2008). The decrease of $2.3 billion in the lending headroom and $2.0 billion in the borrowing headroom resulted mainly

from unfavorable translation adjustments and reduced unrealized holding gains on investments portfolio[1].

On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 which provides for 200% increase in ADB's authorized capital stock, and the corresponding subscriptions for such increase by its members. Refer to Note K – CAPITAL of the Notes to Condensed Financial Statements (OCR -5).

2.6. Summary of financial performance

For the three months ended 31 March 2009, net loss before unrealized losses was $0.09 million, compared with $198.6 million income for the same period in 2008. The unfavorable change of $198.7 million was mainly due to the following:

- $121.4 million increase in provision for losses on account of two nonsovereign loans and one partial credit guarantee obligation, due to uncertainty in the principals' capability in meeting their debt obligations;

- $82.0 million decrease in overall loan income, mainly due to $73.2 million net decrease in interest income and other charges brought about by the declining interest rate environment, and $8.8 million increase in expenses on asset swaps;

- $45.2 million decrease in income from equity investments, primarily attributed to the decrease in the proportionate share in income of investee companies which are accounted for under the equity method;

- $35.8 million decrease in investment income resulting mainly from decrease in interest income associated with lower returns on the investments portfolio;

- $3.8 million increase in administrative expenses allocated to OCR. This was driven by the increase in overall administrative expenses[2] of $9.4 million ($95.0 million – 2009, $85.6 million – 2008), and $4.4 million decrease in amount allocated to ADF resulting from lesser project approvals for ADF. These were offset by $10.0 million increase in deferred loan origination costs brought about by higher number of loans and guarantees which became effective during the period; offset by

- $89.3 million decrease in overall borrowings and related expenses resulting mainly from declining interest rates in some markets compared with the same period in 2008.

Net unrealized losses of $137.2 million for the three months ended 31 March 2009 ($115.9 million – 2008) are primarily the result of FAS 133/159 adjustments totaling $137.6 million ($114.5 million – 2008), due to net unfavorable interest rate and foreign currency movements associated with hybrid financial instruments and related swaps of $47.4 million and non-hybrid instruments and related swaps of $95.2 million. This was largely due to the significant downward shift of the yield curves of the major currencies and strengthening of US dollar against the major currencies (with the exception of JPY, CNY, HKD).

[1] Including equity investments.
[2] Overall administrative expenses are allocated between OCR and ADF based on the input-output-based approach.

3. Special Funds

In addition to OCR, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute Special Fund (ADBISF); the Asian Tsunami Fund (ATF); the Pakistan Earthquake Fund (PEF); the Regional Cooperation and Integration Fund (RCIF); and the Climate Change Fund (CCF). In accordance with the Charter, each Fund is required to be kept separate from the others. Financial statements for each Fund are prepared in accordance with generally accepted accounting principles, except those for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

3.1 Asian Development Fund (ADF)

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. As of 31 March 2009, the governments of 32 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific. As part of the eighth replenishment of ADF (ADF IX), donors agreed to provide financing in the form of grants for projects and programs of high developmental priority.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. Total replenishment size is SDR7.1 billion ($11.3 billion), with new donor contributions totaling SDR2.6 billion ($4.2 billion equivalent). 3% of the total replenishment will be for TASF. The replenishment shall be effective upon receipt of the Instruments of Contribution for Unqualified Contribution commitments in an aggregate amount equivalent to at least SDR1.3 billion, and such date should not be later than 1 July 2009. As of 31 March 2009, ADB received instruments of contributions from six donors with a total amount equivalent to SDR107.6 million.

Loan Conversion. As an application of the new currency management framework, ADB offered a full-fledged special drawing rights approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into special drawing rights, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008 and as of 31 March 2009, 16 out of 30 ADF borrowing countries have opted for the conversion which are being carried out on the nearest loan service payment date of each loan from the dates the borrowing countries have confirmed their concurrence. In accordance with the required accounting treatment of translation adjustments for non-functional currencies, e.g. SDR, the translation adjustments of the loans converted during the period ended 31 March 2009 totaling $146.8 million were reported as realized gains for the period, with a corresponding reduction in other comprehensive income. Hence, the loan conversion had neutral effect on ADF's overall financial position.

Revised Framework for Grants and Hard-term Facility. The revised ADF grant framework limited grants eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility has a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the special drawing rights component currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. The interest rate is being reset every January and applied to all hard-term loans approved in that year and will be fixed for the life of those loans. For hard-term ADF loans approved in 2009, the interest rate was set at 1.60% (3.15% - 2008). During the period ended 31 March 2009, there were no loan approvals under this new facility (three – for the year 2008).

Heavily Indebted Poor Countries (HIPC) Debt Relief. In April 2008, the Board of Governors adopted the policy for providing Heavily Indebted Poor Countries (HIPC) relief from Asian Development Fund debt and proposed debt relief to Afghanistan, for ADB to participate in the HIPC debt relief, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against 2008 ADF income was $89.8 million[3]. The principal component of the estimated debt relief costs was recorded as a reduction of the disbursed and outstanding loans on a provisional basis and the accumulated provision is being reduced when debt relief is provided on the loan service payment dates. As of 31 March 2009, outstanding loans of $1.2 million has been written off under this arrangement.

Contributed Resources. During the period, $29.9 million contributions for ADF IX (inclusive of compensation for forgone interest) were received and made available for operational commitment. These were recorded as contributed resources of ADF in 2009.

In January 2009, Sweden deposited its first installment payment for ADF X amounting to about $11.1 million. This amount was made available for operational commitment as it was indicated in Sweden's instrument of contribution that any payment made prior to the effectiveness of the replenishment shall be regarded as an advance payment which shall be available to ADB for operational commitment.

Total resources committed, inclusive of discounts on contributions due to accelerated note encashments for ADF IX amounted to $30.6 billion as of 31 March 2009 ($32.3 billion – 31 December 2008), of which $30.2 billion ($31.9 billion – 31 December 2008) was made available for operational commitments. The $0.4 billion contributions not yet available ($0.4 billion – 31 December 2008) is comprised of i) unpaid qualified contributions; ii) unpaid contributions from donors who exercised pro-rata rights based on qualified contributions; and iii) unamortized discounts on accelerated note encashments (ANE). The balance of commitment authority available for operations at 31 March 2009 increased to $2.7 billion ($122.6 million – 31 December 2008).

Review of Activities. During the period, three ADF loans totaling $318.0 million were approved compared with four approvals totaling $226.0 million for the same period last year. Disbursements for the period totaled $373.2 million, an increase of 57.5% from $236.9 million for the same period in 2008.

As of 31 March 2009, 28 sovereign loans to Myanmar were in arrears and in non-accrual status. The principal outstanding balance of these loans totaled to $532.4 million ($565.8 million – 31 December 2008), $259.8 million ($263.4 million – 31 December 2008) of which were overdue.

Grants are recognized in the financial statements upon effectivity, i.e. when the agreements are signed and all conditions are satisfied. During the period, nine grants totaling $137.7 million (9 grants totaling $202.5 million – 2008) became effective.

Loan Exposure. As of 31 March 2009, ADF's outstanding loan exposure was $25.4 billion, net of provision for HIPC Debt Relief of $84.4 million.

Investment Position. The ADF investment portfolio including securities purchased under resale arrangement amounted to $6.1 billion as of 31 March 2009 ($6.3 billion – 31 December 2008). About 32.5% of the portfolio was placed in bank deposits and 67.5% was invested in fixed income securities. The annualized rate of return on total ADF investments portfolio was 2.6% for the three months ended 31 March 2009 (4.3% – 2008).

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[3] Based on the disbursed and outstanding debt as of 20 March 2006, converted to US dollar using the exchange rate as of 7 April 2008.

3.2 Technical Assistance Special Fund (TASF)

The Technical Assistance Special Fund was established to provide technical assistance on a grant basis to developing member countries of the Asian Development Bank and regional technical assistance (TA).

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. Considering the demand estimate and the availability of funds from other sources, the donors agreed to contribute 3% of the total replenishment size as the fourth replenishment of the TASF. The replenishment will cover the four-year period 2009 to 2012 (see related notes under ADF).

Contributed Resources. During the period, India made a direct voluntary contribution amounting to INR 10.0 million ($0.2 million). In addition, the fund received $2.1 million from one donor as part of the third regularized replenishment of TASF and SEK8.1 million ($1.0 million equivalent) as advance payment for ADF X. Including this advance payment, total TASF resources as of 31 March 2009 amounted to $1,404.8 million, $1,326.6 million has been used/committed leaving a balance of $78.2 million available for future commitments ($102.7 million – 31 December 2008).

Operations. Total TA commitments (approved and effective) during the period amounted to $23.2 million ($32.4 million – 2008), net of $3.8 million ($2.8 million – 2008) write back of undisbursed commitments for completed and cancelled TA projects. Undisbursed commitments for technical assistance increased to $228.5 million as of 31 March 2009 ($222.7 million as of 31 December 2008).

Investment Position. As of 31 March 2009, total TASF investment portfolio, including securities purchased under resale arrangement, amounted to $277.5 million, lower than the $295.7 million balance as of year-end of 2008. Revenue from investments for the three months ended 31 March 2009 decreased to $1.1 million from $3.0 million for the same period in 2008, due to decrease in average volume of investments and average yield.

3.3. Japan Special Fund (JSF)

The Japan Special Fund was established in 1988 to help developing member countries of ADB restructure their economies and broaden the scope of opportunities for new investments, mainly through technical assistance operations.

Contributed Resources. As of 31 March 2009, Japan's cumulative contribution to the fund amounted to $973.7 million (¥112.9 billion), $879.2 million of which has been used/committed, leaving an uncommitted balance of $94.5 million ($105.9 million – 31 December 2008).

Operations. During the period, total TA commitments amounted to $11.8 million ($14.9 million – 2008), net of $0.9 million ($0.9 million – 2008) write back for financially completed and cancelled projects. The undisbursed TA commitments increased to $97.8 million as of 31 March 2009 ($95.8 – 31 December 2008).

Investment position. As of 31 March 2009, total JSF investment portfolio amounted to $187.7 million ($198.9 million – 31 December 2008). With the decrease in the average volume of investments and lower yield on time deposits, revenue from investments for the three months ended 31 March 2009 decreased to $0.7 million from $2.1 million for the same period in 2008.

3.3.1 Asian Currency Crisis Support Facility (ACCSF)

The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $36.3 million as of 31 March 2009 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

3.4. ADB Institute Special Fund (ADBISF)

The ADB Institute Special Fund was established in 1996 as a subsidiary body of ADB, whose objectives are the identification of effective development strategies and capacity improvements for sound development management in developing member countries.

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 31 March 2009, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of the ADB Institute was $11.3 million.

3.5. Asian Tsunami Fund (ATF)

The Asian Tsunami Fund was established in February 2005 in response to the special circumstances surrounding the developing member countries that were stricken by the effects of the tsunami on 26 December 2004.

Contributed Resources. As of 31 March 2009, total resources of the fund amounted to $626.5 million, $580.1 million of which has been used/committed, leaving an uncommitted balance of $46.4 million, which is the same as the balance as of 31 December 2008.

Operations. There were no technical assistance or grants that were approved or made effective during the year. The balance of undisbursed commitments as of 31 March 2009 amounted to $221.1 million, compared with $248.3 million as of year-end of 2008.

Investment position. As of 31 March 2009, total investment portfolio of ATF amounted to $223.5 million ($251.3 million – 31 December 2008). With the decrease in the average volume of investments and lower yield on time deposits, revenue from investments for the three months ended 31 March 2009 decreased to $0.5 million from $3.2 million for the same period in 2008.

3.6. Pakistan Earthquake Fund (PEF)

The Pakistan Earthquake Fund was established in November 2005 in response to the special needs of Pakistan subsequent to the earthquake on 8 October 2005. The fund is to provide grant financing for investment projects and technical assistance to support immediate reconstruction, rehabilitation and associated development activities.

Contributed Resources. As of 31 March 2009, total resources of the fund amounted to $142.7 million, $140.3 million of which has been used/committed, leaving an uncommitted balance of $2.4 million ($2.2 million – of 31 December 2008).

Operations. There were no technical assistance or grants that were approved or made effective during the year. The balance of undisbursed commitments as of 31 March 2009 amounted to $64.0 million, compared with $66.2 million as of year-end of 2008.

Investment position. As of 31 March 2009, total investment portfolio of PEF amounted to $55.4 million ($61.3 million - 31 December 2008). Total revenue from investments for the three months ended 31 March 2009 amounted to $0.6 million compared with $0.8 million during the same period in 2008.

3.7. Regional Cooperation and Integration Fund (RCIF)

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific.

Contributed Resources. ADB contributed $40 million to the fund as part of the 2006 OCR net income allocation. As of 31 March 2009, total resources of the fund amounted to $42.5 million, $20.2 million of which has been used/committed, leaving an uncommitted balance of $22.3 million ($24.6 million – 31 December 2008).

Operations. During the period, two technical assistance totaling $2.2 million became effective (four technical assistance totaling $2.8 million – 2008). The balance of undisbursed commitments as of 31 March 2009 amounted to $17.7 million, compared with $16.6 million as of year-end of 2008.

Investment position. As of 31 March 2009, total investment portfolio of RCIF amounted to $37.6 million ($39.3 million – 31 December 2008). With the decrease in average volume of investments and decline in yield on US dollar placements, revenue from investments for the three months ended 31 March 2009 decreased to $0.05 million from $0.4 million for the same period in 2008.

3.8. Climate Change Fund (CCF)

The CCF was established in April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors.

Contributed Resources. ADB provided the initial contribution of $40.0 million in May 2008, as part of OCR's 2007 net income allocation. With accumulated investment income of $0.6 million, total resources of the fund as of 31 March 2009 amounted to $40.6 million, $7.5 million of which has been used/utilized, leaving an uncommitted balance of $33.1 million ($37.4 million – 31 December 2008).

Operations. During the period, four technical assistance/grants totaling $4.4 million were approved and became effective. The balance of undisbursed commitments as of 31 March 2009 amounted to $7.3 million ($3.0 million – 31 December 2008).

Investment position. As of 31 March 2009, total investment portfolio of the CCF amounted to $38.6 million ($38.9 million – 31 December 2008). Total revenue from investments for the three months ended 31 March 2009 amounted to $0.03 million.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
31 March 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)		31 December	
ASSETS				
DUE FROM BANKS		$ 98,733		$ 142,238
INVESTMENTS (Notes C and M)		15,829,874		15,412,519
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes D and M)		76,589		309,358
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes D and M)		543,485		511,756
LOANS OUTSTANDING (Notes E and G) (Including FAS 133 adjustment of $430 - 31 March 2009, $451 - 31 December 2008, net unamortized loan origination costs of $81,612 - 31 March 2009, $68,262 - 31 December 2008, net of provision for loan losses of $96,233 - 31 March 2009, $9,174 - 31 December 2008)		35,916,609		35,910,060
EQUITY INVESTMENTS (Notes H and M)		638,253		641,427
ACCRUED INCOME		455,897		431,064
RECEIVABLE FROM MEMBERS		136,561		144,514
RECEIVABLE FROM SWAPS (Notes G, J, and M)				
Borrowings	$ 23,400,796		$ 23,831,087	
Others	886,567	24,287,363	882,793	24,713,880
OTHER ASSETS				
Property, furniture, and equipment	157,475		158,235	
Investment related receivables	278,257		229,390	
Miscellaneous (Note I)	134,026	569,758	117,311	504,936
TOTAL		**$ 78,553,122**		**$ 78,721,752**
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes B, G, J, and M)				
At amortized cost	$ 4,403,930		$ 4,627,521	
At fair value	31,631,126	$ 36,035,056	31,012,976	$ 35,640,497
ACCRUED INTEREST ON BORROWINGS		409,378		385,949
PAYABLE FOR SWAPS (Notes G, J, and M)				
Borrowings	24,808,172		24,867,815	
Others	1,134,509	25,942,681	1,198,781	26,066,596
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENT (Note D)		77,692		301,759
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	381,456		275,066	
Undisbursed technical assistance commitments	10,458		10,489	
Accrued pension and postretirement medical benefit costs	643,913		635,300	
Miscellaneous (Notes F and I)	164,645	1,200,472	136,626	1,057,481
Total liabilities		63,665,279		63,452,282
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note K)				
Subscribed (SDR35,463,110,000 - 31 March 2009 and 31 December 2008)		52,842,871		54,890,156
Less -"callable" shares subscribed		49,126,254		51,029,546
"Paid-in" shares subscribed		3,716,617		3,860,610
Less - subscription installments not due		6,318		9,848
Subscription installments matured		3,710,299		3,850,762
Less - capital transferred to the Asian Development Fund		70,942		73,691
		3,639,357		3,777,071
Net notional amounts required to maintain value of currency holdings		(569,742)		(564,383)
Ordinary reserve		9,559,719		9,532,487
Special reserve		211,671		209,723
Loan loss reserve		195,062		195,062
Surplus		894,594		894,594
Cumulative revaluation adjustments account		204,164		(23,336)
Cumulative effect of FAS 157/159 adoption (Note J)		-		227,500
Net income after appropriation				
For the calendar year 2008		1,119,473		1,119,473
For the three months ended 31 March 2009 (OCR-2)		(139,244)		-
Accumulated other comprehensive income (OCR-4)		(227,211)		(98,721)
Total Capital and Reserves		14,887,843		15,269,470
TOTAL		**$ 78,553,122**		**$ 78,721,752**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
REVENUE (Note L)		
From loans (Note E)	$ 300,638	$ 382,132
From investments (Note C)	131,787	166,630
From guarantees	1,947	1,412
From equity investments	(28,751)	15,495
From other sources - net	3,875	4,155
TOTAL REVENUE	409,496	569,824
EXPENSES (Note L)		
Borrowings and related expenses	252,632	341,903
Administrative expenses	38,959	35,171
Technical assistance to member countries	(28)	(5)
Provision for losses (Note E)	121,314	(121)
Other expenses	1,457	1,444
TOTAL EXPENSES	414,334	378,392
NET REALIZED GAINS		
From loans	-	525
From investments	4,926	5,907
From equity investments	(186)	774
Others	6	(0)
NET REALIZED GAINS	4,746	7,206
NET UNREALIZED LOSSES (Notes J and L)	(137,205)	(115,943)
NET INCOME	**$ (137,297)**	**$ 82,695**

0 - Less than $500.
The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 219,585	$ 257,271
Interest on investments received	115,390	133,751
Interest received for securities purchased under resale arrangement	214	1,991
Interest and other financial expenses paid	(244,935)	(279,533)
Administrative expenses paid	(41,203)	(46,784)
Technical assistance disbursed	(10,003)	(141)
Others - net	(3,402)	(2,061)
Net Cash Provided By Operating Activities	35,646	64,494
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(667,724)	(3,965,166)
Net (payments for) receipts from securities purchased under resale arrangement	(32,818)	183,324
Net interest rate swaps	-	1,750
Net receipts from forward/future contracts	62,327	2,505
Principal collected on loans	359,151	347,242
Loans disbursed	(832,467)	(869,497)
Net equity investments	(9,483)	(62,858)
Others	(3,067)	(4,497)
Net Cash Used in Investing Activities	(1,124,081)	(4,367,197)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	2,637,351	4,952,719
Borrowings redeemed	(1,402,910)	(736,176)
Issuance expenses paid	(2,027)	(3,380)
Net currency and interest rate swaps	(201,150)	140,362
Demand obligations of members encashed	2,393	2,970
Matured capital subscriptions collected	1,101	-
Net Cash Provided by Financing Activities	1,034,758	4,356,495
Effect of Exchange Rate Changes on Due from Banks	10,172	7,058
Net (Decrease) Increase in Due from Banks	(43,505)	60,850
Due from Banks at Beginning of Period	142,238	108,821
Due from Banks at End of Period	$ 98,733	$ 169,671

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)		2008 (Unaudited)	
Balance, 1 January				
Before cumulative effect of FAS 159 adjustments		$ 15,269,470		$ 14,254,870
Cumulative effect of FAS 157/159 adoption (Note J)		-		227,500
Adjusted balance, 1 January		15,269,470		14,482,370
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ (137,297)		$ 82,695	
Other comprehensive income for the period	(128,490)	(265,787)	120,997	203,692
Subscriptions received		2,560		2,561
Change in SDR values		(140,274)		165,264
Change in Ordinary Reserve		27,233		(31,664)
Notional MOV		(5,359)		9,028
Balance at end of period		**$ 14,887,843**		**$ 14,831,251**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Notes C, G, and H)

	FAS 133 Adjustments and Amortizations **(Unaudited)**		Accumulated Translation Adjustments **(Unaudited)**		Unrealized Investment Holding Gains (Losses) **(Unaudited)**		Minimum Pension Liability Adjustment **(Unaudited)**		Accumulated Other Comprehensive Income **(Unaudited)**	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Balance, 1 January	$ (958)	$ (289)	$ (156,805)	$ (113,385)	$ 460,599	$ 433,376	$ (401,557)	$ (141,722)	$ (98,721)	$ 177,980
Amortization	(104)	30	-	-	-	-	-	-	(104)	30
Other comprehensive income for the period	-	-	(81,846)	76,658	(46,540)	44,309	-	-	(128,386)	120,967
Balance, 31 March	$ (1,062)	$ (259)	$ (238,651)	$ (36,727)	$ 414,059	$ 477,685	$ (401,557)	$ (141,722)	$ (227,211)	$ 298,977

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2009 and 2008
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2008 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2009 and 2008 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement No. 161 "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133", which will be applicable for fiscal years beginning after 15 November 2008 and interim periods within those fiscal years. This statement amends and expands the disclosure requirements of FAS 133 to provide users with better understanding of (i) how and why an entity uses derivatives; (ii) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations; and (iii) how derivative instruments and hedged items affect an entity's financial position, performance, and cash flows. Note G provides the enhanced disclosures in compliance with this standard.

Certain reclassifications of prior year's information have been made to conform to the current year's presentation.

NOTE C—INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 31 March 2009 and 31 December 2008 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value (FV), which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of FV. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized

continued

cost and the net proceeds of sales. With respect to futures, realized gains or losses are recognized in income based on daily settlement of the net cash margin.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 31 March 2009 and 31 December 2008 are as follows:

	31 March 2009	31 December 2008
Due in one year or less	$ 5,573,923,000	$ 6,119,336,000
Due after one year to five years	8,166,882,000	6,802,245,000
Due after five years to ten years	2,089,069,000	2,490,938,000
Total	$ 15,829,874,000	$ 15,412,519,000

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value (FV) and cash collateral received are recorded as liabilities. ADB monitors the FV of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets, while securities received are not recorded as liabilities and are not re-pledged.

NOTE E—LOANS

ADB does not sell its sovereign loans believing that there is no market for them. As such, loans are reported at their carrying book values.

continued

As of 31 March 2009 and 31 December 2008, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	31 March 2009	31 December 2008
Indonesia	$ 9,898,599,000	$ 10,160,917,000
China, People's Republic of	8,605,664,000	8,464,133,000
India	6,748,707,000	6,453,809,000
Philippines	3,943,637,000	3,891,694,000
Pakistan	4,183,406,000	4,345,421,000
Others (individually less than 5% of total loans)	2,551,217,000	2,534,998,000
Total loans	35,931,230,000	35,850,972,000
Provision for loan losses	(96,233,000)	(9,174,000)
Unamortized net loan origination costs	81,612,000	68,262,000
Net loans outstanding	$ 35,916,609,000	$ 35,910,060,000

Loans outstanding as of 31 March 2009 include nonsovereign loans amounting to $1,597,242,000 ($1,657,676,000 - 31 December 2008).

The undisbursed balance of approved loans as of 31 March 2009 was $20,790,424,000 ($20,648,458,000 - 31 December 2008). This included an undisbursed balance of approved nonsovereign loans amounting to $1,936,049,000 ($2,050,286,000 - 31 December 2008), of which $334,300,000 is for public borrowers. Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $287,860,000 ($333,541,000 - 31 December 2008).

Commitment Charge Policy

ADB levied a commitment fee of 75 basis points on a progressive structure of undisbursed balances of sovereign project loans and a flat fee of 75 basis points on the full undisbursed balances of sovereign program loans. In November 2006, the Board approved a change in the commitment charge policy for all sovereign project LIBOR-based loans negotiated after 1 January 2007, from 75 basis points on a progressive structure of undisbursed loan balances to a flat fee of 35 basis points on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans. The commitment charge waiver is applicable to all interest periods commencing from 1 January 2007 up to and including 30 June 2008. Subsequently, the policy was extended to cover the period up to 30 June 2009. Commitment charge waived during the period totaled $1,673,000 ($1,880,000 - 2008). In December 2007, the Board of Directors approved the reduction of the commitment charge to 15 basis points for both sovereign program and project loans negotiated on or after 1 October 2007, and eliminated the waiver mechanism for such loans.

For nonsovereign loans, ADB charges a commitment fee of about 50 to 75 basis points on the full amount of undisbursed loan balances.

continued

Lending Spread and Front-End Fee

In 2004, the Board of Directors approved the waiver of 20 basis points of the lending spread on sovereign loans outstanding from 1 July 2004 - 30 June 2005 for borrowers that do not have loans in arrears and the waiver of the entire 1% front-end fee on all new sovereign loans approved during 1 January 2004 to 30 June 2005 (waiver of 50 basis points of front-end fee on sovereign loans approved in 2003). Subsequently, the policy was extended to cover the period up to 30 June 2009. There were no front-end fees waived during the period ($8,408,000 - 2008) as all sovereign loans eligible to the waiver were already effective. Lending spread waiver reduced the loan income by $15,443,000 for the period ended 31 March 2009 ($14,177,000 - 2008).

In December 2007, the Board of Directors approved the elimination of front-end fees and revised the pricing structure for all sovereign LIBOR-based loans negotiated on or after 1 October 2007, by providing a credit of 0.4% for the duration of the loan. This resulted to an effective contractual spread of 20 basis points over the base lending rate. The waiver mechanism for such loans was eliminated.

Overdue Amounts

One nonsovereign loan was in non-accrual status as of 31 March 2009 (one - 31 December 2008) with principal amount outstanding of $1,674,000 ($1,674,000 - 31 December 2008), $1,315,000 ($1,315,000 - 31 December 2008) of which was overdue.

Provision for Loan Losses

The changes in the provision for loan losses during the first quarter of 2009 and 2008 are as follows:

	2009			2008		
	Sovereign	Nonsovereign	Total	Sovereign	Nonsovereign	Total
Balance 1 January	$ 4,356,000	$ 4,818,000	$ 9,174,000	$ 5,689,000	$ 9,354,000	$ 15,043,000
Provision during the year	-	87,300,000	87,300,000	-	-	-
Provision written back/off	(133,000)	(106,000)	(239,000)	(121,000)	(2,400,000)	(2,521,000)
Translation Adjustment	-	(2,000)	(2,000)	-	-	-
Balance 31 March	$ 4,223,000	$ 92,010,000	$ 96,233,000	$ 5,568,000	$ 6,954,000	$ 12,522,000

NOTE F—GUARANTEES

ADB extends guarantees to sovereign and nonsovereign borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

continued

Guaranteed payments under partial credit guarantees are generally due ten or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

In October 2008, ADB paid a total of PKR10,375,000 ($127,000 equivalent) under a partial credit guarantee agreement. The amount was booked as a loan arising from a guarantee call with a corresponding 100% provision for losses. None of the outstanding amounts as of 31 March 2009 and 31 December 2008 were subject to call.

The committed and outstanding amounts of guarantee obligations as of 31 March 2009 and 31 December 2008 covered:

	31 March 2009		31 December 2008	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 1,081,263,000	$ 1,016,939,000	$ 1,164,044,000	$ 1,097,258,000
without counterguarantee	426,252,000	370,880,000	432,363,000	363,075,000
	1,507,515,000	1,387,819,000	1,596,407,000	1,460,333,000
Political Risk Guarantees				
with counterguarantee	144,769,000	128,300,000	145,156,000	129,419,000
without counterguarantee	29,877,000	23,332,000	30,070,000	24,899,000
	174,646,000	151,632,000	175,226,000	154,318,000
Others	950,000	950,000	950,000	950,000
Total	$ 1,683,111,000	$ 1,540,401,000	$ 1,772,583,000	$ 1,615,601,000

The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of stand-by portion for which ADB is committed. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the stand-by portion. ADB estimates that the present value of guarantees outstanding as at 31 March 2009 was $1,147,942,000 ($1,130,777,000 - 31 December 2008).

In March 2009, ADB recognized a provision for doubtful account amounting to $34,253,000 for a partial credit guarantee for a bank in Kazakhstan, in light of doubt in its capability in meeting its debt obligations. This provision was taken up as part of guarantee liability totaling $55,528,000 relating to stand-by ready obligation for seven partial credit risk guarantees and two political risk guarantees. This was included in "Miscellaneous liabilities" on the balance sheet.

NOTE G—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because

continued

economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

The initial application of FAS 133 gave rise to a transition adjustment in 2001, which was reported in other comprehensive income and earnings. The allocation between net income and other comprehensive income was based upon the economic hedging relationships that existed before the initial application of this statement.

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and provide borrowers with the flexibility to better manage their financial risks.

Fair Value of Derivative Instruments

The fair value of ADB's derivative instruments as of 31 March 2009 and 31 December 2008 are summarized below:

	Asset Derivatives			Liability Derivatives		
		Fair Value			Fair Value	
	Balance Sheet Location	31 March 2009	31 December 2008	Balance Sheet Location	31 March 2009	31 December 2008
Derivatives not designated as hedging instruments under FAS 133						
Investment related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		$ 543,802,000	$ 544,796,000		$ 617,171,000	$ 660,157,000
Interest rate swaps		-	-		69,669,000	85,132,000
Total		543,802,000	544,796,000		686,840,000	745,289,000
Loans related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		214,521,000	207,305,000		201,771,000	197,068,000
Interest rate swaps		128,244,000	130,692,000		245,898,000	256,424,000
Total		342,765,000	337,997,000		447,669,000	453,492,000
Borrowings related swaps	Receivable from Swaps - Borrowings			Payable for Swaps - Borrowings		
Currency swaps		20,250,890,000	20,980,754,000		22,667,391,000	23,127,668,000
Interest rate swaps		2,910,351,000	2,850,333,000		1,907,431,000	1,740,147,000
FX swaps		239,555,000	-		233,350,000	-
Total		23,400,796,000	23,831,087,000		24,808,172,000	24,867,815,000
Total derivatives not designated as hedging instruments		$ 24,287,363,000	$ 24,713,880,000		$ 25,942,681,000	$ 26,066,596,000

continued

Effect of Derivative Instruments on the Statement of Financial Performance

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

	Location of Gain (Loss) recognized in Income on Derivatives	Amount of Gain (Loss) recognized in income on Derivatives 2009	2008
Derivatives not designated as hedging instruments under Statement 133			
Investment related swaps			
Currency swaps	Net Unrealized Losses	$ (9,544,000)	$ (13,452,000)
	Revenue from Investments	1,795,000	3,214,000
Interest rate swaps	Net Unrealized Losses	11,751,000	(18,197,000)
	Revenue from Investments	(1,303,000)	(954,000)
	Net Realized Gains from Investments	-	1,750,000
FX Forwards	Revenue from Investments	629,000	-
		3,328,000	(27,639,000)
Loans related swaps			
Currency swaps	Net Unrealized Losses	(9,362,000)	(530,000)
	Revenue from Loans	(2,396,000)	(306,000)
Interest rate swaps	Net Unrealized Losses	11,975,000	(35,911,000)
	Revenue from Loans	(6,791,000)	(104,000)
		(6,574,000)	(36,851,000)
Borrowings related swaps			
Currency swaps	Net Unrealized Losses	(175,806,000)	(357,561,000)
	Borrowings and related expenses	90,691,000	135,977,000
Interest rate swaps	Net Unrealized Losses	(136,489,000)	296,327,000
	Borrowings and related expenses	45,791,000	8,294,000
FX swaps	Net Unrealized Losses	150,000	472,000
	Borrowings and related expenses	181,000	-
		(175,482,000)	83,509,000
Total		$ (178,728,000)	$ 19,019,000

Contingent Features in Derivative Instruments

ADB has entered into several agreements with its derivative counterparties under the International Swaps and Derivatives Association (ISDA) Master Agreement. In the Schedule attached to this Master Agreement, in case the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc or BBB- by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P, this shall constitute a Termination Event. The occurrence of this event essentially enables the party not affected by the termination event to close out all its derivative transactions with the other party and demand

continued

payment on its net obligation. In the rare chance that ADB's long term unsecured and unsubordinated rating falls below investment grade (below Baa3 or BBB-), and assuming further that all of ADB's counterparties maintain at least an investment grade rating, ADB may be required to terminate its derivative transactions and pay an amount equal to its net liability position with each counterparty. The aggregate fair value of all derivative instruments that ADB has under the ISDA Master Agreement and are in a liability (negative marked-to-market) position as of 31 March 2009 is $2,011,703,000.

NOTE H—EQUITY INVESTMENTS

All equity investments are considered as "Available for Sale" and are reported at estimated fair value.

Investments in equity securities with readily determinable market price are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Investments in equity securities without readily determinable fair values are reported at cost or at impaired value, for investments where the impairment is deemed other than temporary. ADB applies equity method of accounting to investments in limited partnership and certain limited liability corporations aggregating to $181,,000 ($208,071,000 - 31 December 2008).

NOTE I—OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

	31 March 2009	31 December 2008
Amounts receivable from:		
Asian Development Fund	$ 41,582,000	$ 31,743,000
Technical Assistance Special Fund	268,000	-
Japan Special Fund	184,000	145,000
Asian Tsunami Fund	351,000	669,000
Pakistan Earthquake Fund	32,000	4,000
Regional Cooperation and Integration Fund	58,000	15,000
Climate Change Fund	45,000	6,000
Asian Development Bank Institute Special Fund	281,000	847,000
Agency Trust Funds - net	-	842,000
Total	$ 42,801,000	$ 34,271,000
Amounts payable to:		
Technical Assistance Special Fund	$ -	$ 12,000
Agency Trust Funds - net	272,000	-
Staff Retirement Plan	12,154,000	14,205,000
Total	$ 12,426,000	$ 14,217,000

continued

NOTE J—BORROWINGS

Borrowings are generally reported on the balance sheet at their carrying book value adjusted for any unamortized discounts or premium. As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to reduce its cost of borrowings. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the structured debt.

Upon the adoption of FAS 155 on 1 January 2006, ADB no longer bifurcates the embedded derivatives in the structured debt portfolio that meet the bifurcation criteria under FAS 133. Instead, ADB reports at fair value (FV) any structured debt that contains embedded derivatives that would otherwise be bifurcated under FAS 133. Consequent to the adoption of FAS 157 and 159 on 1 January 2008, ADB reports all borrowings that have associated derivative instruments at FV, which are further adjusted for the credit risk (as a credit spread) by currency. Changes in FV are reported in net income.
The initial application of FAS 157 and 159 resulted to a favorable adjustment of $227,500,000 to 1 January 2008 balance of reserves.

NOTE K—CAPITAL

The authorized capital stock of ADB as of 31 March 2009 and 31 December 2008 consists of 3,546,311 shares amounting to SDR35,463,110,000, all of which have been subscribed. Of the subscribed shares, 3,296,887 shares are "callable", and 249,424 shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

As of 31 March 2009, the value of the SDR in terms of the United States dollar was $1.49008 ($1.54781- 31 December 2008) giving a value for each share of ADB's capital equivalent to $14,900.80 ($15,478.10 - 31 December 2008).

Subsequent Event - Board of Governors approval of the Fifth General Capital Increase

On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 which provides for 200% increase in ADB's authorized capital stock, and the corresponding subscriptions for such increase by its members. The authorized capital stock is increased by 7,092,622 shares, and each member is entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. Each member may subscribe for additional shares at any time up to 31 December 2010 (or such later date as the Board of Directors may determine).

NOTE L—INCOME AND EXPENSES

For the three-month period ended 31 March 2009, the average yield on the loan portfolio was 3.33% (4.76% - 2008) excluding premium received on prepayment and other loan income, while the weighted average cost of borrowings outstanding after swaps was 2.01% (6.13% - 2008). For investments, the annualized rate of return on the average investments including securities

continued

transferred under repurchase agreements and resale arrangements, based on the portfolio held at the beginning and end of each month, was 3.48% (4.26% - 2008) excluding unrealized gains and losses on investments, and 3.06% (5.10% - 2008) including unrealized gains and losses on investments.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the three-month period ended 31 March 2009 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities. Of the total administrative expenses for the three-month period ended 31 March 2009 of $95,015,000 ($85,600,000 - 2008), $41,580,000 ($45,973,000 - 2008) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $14,476,000 ($4,457,000 - 2008) related to new loans and guarantees that became effective for the period ended 31 March 2009.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the period were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". Accordingly, the write back for the period totaling $28,000 ($5,000 - 2008) represented net cancellations of the undisbursed amounts of completed TA projects which were committed in prior periods.

During the three-month period ended 31 March 2009, provision for loan losses totaling to $121,553,000 (nil - 2008) was recognized for two nonsovereign loans and one nonsovereign guarantee obligation. These were offset by $239,000 ($121,000 - 2008) write back following collections of overdue loan service payments from a sovereign and a nonsovereign loan.

Other expenses of $1,457,000 ($1,444,000 - 2008) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized losses for the three months ended 31 March 2009 include net unfavorable FAS 133 and FAS 159 adjustments totaling $137,552,000 net of favorable translation adjustments of $347,000 associated with holdings in non-functional currencies. During the same period in 2008, the net unrealized losses include $114,547,000 FAS 133 and FAS 159 adjustments, and $1,396,000 translation adjustments on non-functional currencies.

continued

FAS 133 and FAS 159 adjustments were composed of:

	31 March 2009	31 March 2008
Unrealized gains (losses) on:		
Hybrid financial instruments and related swaps	$ (47,399,000)	$ 12,366,000
Non-hybrid financial instruments and related swaps	(95,205,000)	(59,244,000)
Investments related swaps	2,207,000	(31,649,000)
Loans related swaps	2,613,000	(36,441,000)
FX swaps	150,000	472,000
Amortization of the FAS 133 transition adjustments	82,000	(51,000)
Total	$ (137,552,000)	$ (114,547,000)

NOTE M—FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

Effective 1 January 2008, ADB adopted FAS 157 and FAS 159. FAS 157 defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price) and establishes a framework for measuring FV through a FV hierarchy that ranks the quality and reliability of the data used in FV measurements. FAS 159 expands the scope of financial instruments that may be carried at FV. It offers an irrevocable option to carry the majority of financial assets and liabilities at FV, on an instrument-by-instrument basis, with changes in FV recognized in earnings.

Fair Value Option

In adopting FAS 159, ADB elected the Fair Value Option on all borrowings that are associated with derivative instruments. This election allows ADB to mitigate the earnings volatility in its statutory reporting that is caused by the different accounting treatment of the borrowing and its related derivative without having to apply the complex hedge accounting requirements of FAS 133. ADB also incorporated the credit spread by currency in the valuation of its borrowings.

Fair Value Measurement

FAS 157 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

continued

Assets and liabilities measured at fair value on a recurring basis:

The fair value of the following financial assets and liabilities as of 31 March 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 15,829,874,000	$ 7,573,575,000	$ 8,252,723,000	$ 3,576,000
Securities transferred under repurchase agreement	76,589,000	76,589,000	-	-
Securities purchased under resale arrangement	543,485,000	-	543,485,000	-
Investments related swaps	543,802,000	-	543,802,000	-
Loans related swaps	342,765,000	-	342,765,000	-
Borrowings related swaps	23,400,796,000	-	23,400,796,000	-
Equity Investments	259,757,000	259,757,000	-	-
Total	$ 40,997,068,000	$ 7,909,921,000	$ 33,083,571,000	$ 3,576,000
Liabilities				
Borrowings	$ 31,631,126,000	-	$ 25,399,374,000	$ 6,231,752,000
Borrowings related swaps	24,808,172,000	-	24,808,172,000	-
Investments related swaps	686,840,000	-	686,840,000	-
Loans related swaps	447,669,000	-	447,669,000	-
Total	$ 57,573,807,000	$ -	$ 51,342,055,000	$ 6,231,752,000

Assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (level 3):

	Investments	Borrowings
Balance, 1 January 2009	$ 24,399,000	$ (6,484,095,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	4,000	31,667,000
Included in other comprehensive income	(189,000)	212,252,000
Purchases, sales, and paydowns	(32,000)	-
Issuances, redemptions, and maturities	-	8,424,000
Transfers out of Level 3	(20,606,000)	-
Balance, 31 March 2009	$ 3,576,000	$ (6,231,752,000)
The amount of net losses for the period included in earnings attributable to the change in net unrealized gains relating to assets/liabilities still held at the reporting date	$ -	$ 18,433,000

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
31 March 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

		31 March (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 20,175		$ 7,974
INVESTMENTS (Notes C and K)		5,803,010		6,000,537
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D, and K)		321,766		322,361
LOANS OUTSTANDING (Notes B, E, and L) (Net of provision for HIPC Debt Relief of $84,405 - 31 March 2009; $87,471 - 31 December 2008)		25,412,962		26,339,818
ACCRUED REVENUE		129,063		112,704
DUE FROM CONTRIBUTORS (Note B)		1,725,927		1,928,941
RECEIVABLE FROM FORWARD CONTRACTS (Note F)		-		307,811
OTHER ASSETS		42,779		41,270
TOTAL		**$ 33,455,682**		**$ 35,061,416**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables		$ 117,471		$ -
Advance payments on contributions (Notes B and H)		128,111		124,473
Payable to related funds (Note G)		42,550		31,743
Undisbursed grant commitments (Note J)		1,127,439		1,052,333
Payable for forward contracts (Note F)		-		373,041
Other liabilities		39,796		478
Total Liabilities		1,455,367		1,582,068
FUND BALANCES				
Amounts available for operational commitments				
Contributed resources (Notes B and H)	$ 29,454,538		$ 31,089,051	
Unamortized discount (Note B)	(41,204)	29,413,334	(44,645)	31,044,406
Set-aside resources		70,942		73,691
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund (Note H)		743,615		743,823
		30,227,891		31,861,920
Accumulated surplus		3,222,851		3,719,782
Accumulated other comprehensive income (ADF-4)		(1,450,427)		(2,102,354)
Total Fund Balance		32,000,315		33,479,348
TOTAL		**$ 33,455,682**		**$ 35,061,416**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
REVENUE		
From loans	$ 64,287	$ 61,312
From investments (Note C)	40,798	74,486
From other sources-net	45	338
TOTAL REVENUE	105,130	136,136
EXPENSES		
Financial expenses	5	4
Amortization of discounts on contributions (Note B)	1,569	1,359
Grants (Note J)	137,710	202,500
Administrative expenses (Note I)	41,580	45,973
TOTAL EXPENSES	180,864	249,836
NET REALIZED GAINS FROM LOANS (Note B)	146,812	2,703
NET UNREALIZED (LOSSES) GAINS	(568,009)	25,586
REVENUE LESS THAN EXPENSES	$ (496,931)	$ (85,411)

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Sevice charges on loans received	$ 44,433	$ 43,668
Interest on investments received	28,432	87,578
Interest received from securities under resale arrangement	123	240
Net cash received from other sources	45	338
Administrative expenses paid	(31,742)	(28,701)
Grants disbursed	(63,863)	(65,150)
Finacial expense paid	(5)	(3)
Net Cash (Used in) Provided by Operating Activities	(22,577)	37,970
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	134,694	(133,345)
Net (payments for) receipts from securities under resale arrangement	(13,298)	21,678
Net payments for forward contracts	(57,996)	-
Principal collected on loans	154,495	144,124
Loans disbursed	(367,969)	(231,304)
Net Cash Used in Investing Activities	(150,074)	(198,847)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	182,525	194,448
Effect of Exchange Rate Changes on Due from Banks	2,327	360
Net Increase in Due from Banks	12,201	33,931
Due from Banks at Beginning of Period	7,974	2,945
Due from Banks at End of Period	$ 20,175	$ 36,876

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)		2008 (Unaudited)	
Balance at beginning of period		$ 33,479,348		$ 31,949,604
Comprehensive income for the period:				
Net income for the period (ADF-2)	$ (496,931)		$ (85,411)	
Other comprehensive income for the period	651,927	154,996	164,411	79,000
Change in amount available for operational commitments				
from Contributed Resources		(1,634,512)		2,612,140
from Unamortized Discount for Accelerated Notes Encashment (ANE) of ADF IX		3,441		(6,686)
Change in SDR value of Set-Aside Resources		(2,749)		3,214
Change in value of transfers from TASF		(209)		261
Balance at end of period		**$ 32,000,315**		**$ 34,637,533**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments **(Unaudited)**		Unrealized Investment Holding Gains (Losses) **(Unaudited)**		Accumulated Other Comprehensive Income **(Unaudited)**	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
Balance, 1 January	$ (2,210,003)	$ 241,638	$ 107,649	$ 7,036	$ (2,102,354)	$ 248,674
Other comprehensive income for the period	654,747	157,384	(2,820)	7,027	651,927	164,411
Balance, 31 March	$ (1,555,256)	$ 399,022	$ 104,829	$ 14,063	$ (1,450,427)	$ 413,085

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2009 and 2008
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2008 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2009 and 2008 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The eighth replenishment of the Asian Development Fund (ADF IX) became effective in April 2005. Under the Resolution, ADB is authorized to provide grants for projects and programs of high developmental priority to be financed out of contributions under ADF IX.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the Asian Development Fund (ADF X) and the fourth regularized replenishment of the Technical Assistance Special Fund (TASF). The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for the four-year period from January 2009, and for a replenishment of the TASF in conjunction with the ADF replenishment, to finance technical assistance operations under the fund. Total replenishment size is SDR7,111,290,000, of which SDR2,641,290,000 will come from new donor contributions. Donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. The replenishment shall be effective upon receipt of the Instruments of Contribution for Unqualified Contribution commitments in an aggregate amount equivalent to at least SDR1,320,645,000, and such date should not be later than 1 July 2009. As of 31 March 2009, ADB received instruments of contributions from six donors with a total amount equivalent to SDR107,630,000.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at reporting date. With the adoption of the special purpose financial statements, loan loss provisioning, other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) initiatives discussed in Note L, has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

In November 2005, to improve ADF currency management practices, the Board of Governors accepted a resolution to adopt a full-fledged special drawing rights (SDR) approach to facilitate resource administration and operational planning for the benefit of borrowers. The currency management framework was implemented on 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into the currencies which constitute the SDR, to value disbursements, repayments and loan charges in terms of SDR, and to determine

continued

the value of contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

In July 2007, as an application of the Board-approved currency management exercise, ADB decided to offer a full-fledged SDR approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008, and as of 31 March 2009, 16 out of 30 ADF borrowing countries have opted to convert their loans, which were carried out on the nearest loan service payment dates from their concurrence. The conversion resulted in a realized gain of $146,812,000 with a corresponding reduction in other comprehensive income.

The implementation of the full-fledged SDR framework is expected to change the primary economic environment of ADF. Until this process is completed, and a significant change in the primary economic environment becomes evident, the currencies of contributing member countries are functional currencies as these represent the currencies of the primary economic environment in which ADF generates and expends cash. The United States dollar is the reporting currency of the fund. The special purpose financial statements are expressed in thousands of current United States dollars.

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement No. 161 "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133", which will be applicable for fiscal years beginning after 15 November 2008 and interim periods within those fiscal years. This statement amends and expands the disclosure requirements of FAS 133 to provide users with better understanding of (i) how and why an entity uses derivatives; (ii) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations; and (iii) how derivative instruments and hedged items affect an entity's financial position, performance, and cash flows. Note F provides the enhanced disclosures in compliance with this standard.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded in full as "Contributed Resources" when the Instruments of Contribution are received and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX, contributors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years.

Due from Contributors

Included in "Due from Contributors" are notes of contributors and contributions receivable. Notes of contributors are non-negotiable, non-interest-bearing and, subject to certain restrictions imposed by applicable Board of Governors' resolutions, encashable by ADB at par upon demand.

continued

Advanced Payments

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments and included under "Liabilities."

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 31 March 2009 and 31 December 2008 are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 31 March 2009 and 31 December 2008 are as follows:

	31 March 2009	31 December 2008
Due in one year or less	$ 3,334,461,000	$ 3,754,777,000
Due after one year to five years	2,283,477,000	2,165,685,000
Due after five years to ten years	185,072,000	80,074,000
Total	$ 5,803,010,000	$ 6,000,536,000

The annualized rate of return on the average investments held during the three-month period ended 31 March 2009 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 2.70% (4.17% - 2008). If unrealized gains and losses were included, the annualized rate of return would have been 2.65% (4.27% - 2008).

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets, while securities received are not recorded as liabilities and are not re-pledged.

There were no outstanding securities transferred under repurchase agreement as of 31 March 2009 and 31 December 2008.

continued

NOTE E—LOANS

As of 31 March 2009 and 31 December 2008, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	31 March 2009	31 December 2008
Pakistan	$ 6,105,469,000	$ 6,403,379,000
Bangladesh	5,538,655,000	5,743,777,000
Viet Nam, Socialist Republic of	2,562,862,000	2,630,421,000
Sri Lanka	2,526,950,000	2,614,832,000
Nepal	1,520,001,000	1,564,986,000
Others (individually less than 5% of total loans)	7,243,430,000	7,469,894,000
Total loans	25,497,367,000	26,427,289,000
Provision for HIPC Debt Relief	(84,405,000)	(87,471,000)
Net loans outstanding	$ 25,412,962,000	$ 26,339,818,000

No nonsovereign loans were outstanding as of 31 March 2009 and 31 December 2008.

The principal amount outstanding of sovereign loans in non-accrual status as of 31 March 2009 was $532,447,000 ($565,751,000 - 31 December 2008) of which $259,768,000 ($263,444,000 - 31 December 2008) was overdue.

In 2008, provision for HIPC Debt Relief amounting to $89,788,000 relating to the Afghanistan debt relief under the HIPC initiative was recognized and charged to income. Of this amount, a total of $1,152,000 was eliminated as the loan service payments of some affected loans fell due. This brought the balance of accumulated provision for HIPC Debt Relief as of 31 March 2009, including the effects of translation adjustments, to $84,405,000 ($87,471,000 - 31 December 2008).

The undisbursed balance of approved loans, including approved but not yet effective loans as of 31 March 2009 was $6,215,847,000 ($6,582,922,000 - 31 December 2008).

NOTE F—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

ADB engages in derivative instruments for overall liquidity management. From time to time, ADB enters into forward contracts to protect itself from the currency exchange risk.

continued

Fair Value of Derivative Instruments

The fair value of the fund's derivative instruments as of 31 March 2009 and 31 December 2008 are summarized below:

	Asset Derivatives			Liability Derivatives		
		Fair Value			Fair Value	
	Balance Sheet Location	31 March 2009	31 December 2008	Balance Sheet Location	31 March 2009	31 December 2008
Derivatives not designated as hedging instruments under FAS 133						
Investment related swaps						
Foreign exchange forward contracts	Receivable from forward contracts	$ -	$ 307,811,000	Payable for forward contracts	$ -	$ 373,041,000
Total derivatives not designated as hedging instruments		$ -	$ 307,811,000		$ -	$ 373,041,000

Effect of Derivative Instruments on the Statement of Financial Performance

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

		Amount of Gain (Loss) recognized in income on Derivatives	
	Location of Gain (Loss) recognized in Income on Derivatives	2009	2008
Derivatives not designated as hedging instruments under Statement 133			
Investment related swaps			
Foreign exchange forward contracts	Net Unrealized Losses	$ (692,000)	$ -
	Revenue from Investments	740,000	-
Total		$ 48,000	$ -

NOTE G—PAYABLE TO RELATED FUNDS

Included in Payable to Related Funds is the net amount of $41,582,000 payable to Ordinary Capital Resources (OCR) ($31,743,000 - 31 December 2008), and $968,000 (nil - 31 December 2008) payable to TASF.

The payable to OCR represents the amount of administration charge allocated to ADF pending settlement and the payable to TASF represents the portion of the first installment payment received from Sweden under the ninth replenishment of ADF which is allocable to TASF under the fourth replenishment of the fund.

continued

NOTE H—CONTRIBUTED RESOURCES

As of 31 March 2009, contributions from 30 donor countries totaling $3,023,786,000 were received as part of ADF IX and were made available for operational commitments. These included amortized discount of $13,175,000 and were recorded as part of "Contributed Resources."

In January 2009, Sweden deposited its first installment payment for ADF X amounting to SEK91,994,000 ($11,068,000 equivalent at 31 March 2009 exchange rate). This amount was made available for operational commitment as it was indicated in Sweden's instrument of contribution that any payment made prior to the effectiveness of the replenishment shall be regarded as an advance payment which shall be available to ADB for operational commitment. This was recorded as part of "Advance payment on contributions."

NOTE I—ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the three-month period ended 31 March 2009 represents administration charge amounting to $41,580,000 ($45,973,000 - 2008). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary and special operations) in proportion to the relative volume of operational activities of OCR and ADF.

NOTE J—GRANTS AND UNDISBURSED COMMITMENTS

The ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, 2 grants totaling $43,000,000 (3 grants totaling $70,600,000 - 2008) were approved and 9 grants totaling $137,710,000 (9 grants totaling $202,500,000 - 2008) became effective. Total undisbursed grant commitments represents effective grants, which have not been disbursed.

NOTE K—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

continued

The fair value of the following financial assets of ADF as of 31 March 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 5,803,010,000	$ 3,538,896,000	$ 2,264,114,000	$ -
Securities purchased under resale arrangement	321,766,000	-	321,766,000	-
Total	$ 6,124,776,000	$ 3,538,896,000	$ 2,585,880,000	$ -

NOTE L—HEAVILY INDEBTED POOR COUNTRIES (HIPC) INITIATIVE

In April 2008, the Board of Governors adopted the resolution on Providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt, for ADB to participate in the HIPC debt relief initiative.

The HIPC debt relief initiative was launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF) to address the debt problems of heavily indebted poor countries to ensure that reform efforts in these countries are not put at risk due to their high external debt burden. Under the HIPC debt relief initiative, all bilateral and multilateral creditors provide debt relief for countries that demonstrated good policy performance over an extended period to bring their debt service burden to sustainable level. Thus far, Afghanistan is the only borrower that has qualified for HIPC debt relief (See Note E).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)		31 December	
ASSETS				
DUE FROM BANKS		$ 3,845		$ 1,692
INVESTMENTS (Notes C and H)		277,409		295,543
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D and H)		103		111
ACCRUED REVENUE		911		124
DUE FROM CONTRIBUTORS (Note G)		14,317		17,304
OTHER ASSETS (Note E)		10,497		10,674
TOTAL		**$ 307,082**		**$ 325,448**
LIABILITIES AND UNCOMMITTED BALANCES				
MISCELLANEOUS LIABILITIES				
Payable to related funds (Note E)	$ 302		$ 19	
Advance payment on contributions (Note E)	968	$ 1,270	-	$ 19
UNDISBURSED COMMITMENTS (Note F)		228,531		222,722
UNCOMMITTED BALANCES (TASF-2), represented by:				
Unrestricted net assets		77,281		102,707
TOTAL		**$ 307,082**		**$ 325,448**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note G)	$ 201	$ 250
REVENUE		
From investments (Note C)	1,114	3,036
From other sources	3	63
Total	1,318	3,349
EXPENSES		
Technical assistance—net (Note F)	23,201	32,356
Financial expenses	5	4
Total	23,206	32,360
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(21,888)	(29,011)
EXCHANGE (LOSSES) GAINS	(3,538)	1,316
DECREASE IN NET ASSETS	(25,426)	(27,695)
NET ASSETS AT BEGINNING OF PERIOD	102,707	193,119
NET ASSETS AT END OF PERIOD	**$ 77,281**	**$ 165,424**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 3,336	$ 6,472
Interest on investments received	39	3,298
Cash received from other activities	2	58
Technical assistance disbursed	(16,994)	(15,728)
Financial expenses paid	(5)	(4)
Net Cash Used in Operating Activities	(13,622)	(5,904)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	15,822	9,773
Effect of Exchange Rate Changes on Due from Banks	(47)	(547)
Net Increase in Due from Banks	2,153	3,322
Due from Banks at Beginning of Period	1,692	1,306
Due from Banks at End of Period	$ 3,845	$ 4,628

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2009 and 2008
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2008 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2009 and 2008 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the Asian Development Fund (ADF X) and the fourth regularized replenishment of the TASF. In conjunction with the ADF replenishment, the resolution provides for a replenishment of the TASF to finance technical operations under the fund. Total replenishment size is SDR7,111,290,000, of which SDR2,641,290,000 will come from new donor contributions. Donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. The ADF X replenishment shall be effective upon receipt of the Instruments of Contribution for Unqualified Contribution commitments in an aggregate amount equivalent to at least SDR1,320,645,000, and such date should not be later than 1 July 2009.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency and is used to measure exchange gains and losses.

The financial statements are presented on the basis of those for not-for-profit organizations. TASF reports contributed cash and other assets as unrestricted assets as these are made available without conditions other than for the purpose of pursuing the objectives of the TASF. The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

Certain reclassifications of prior year's information have been made to conform to the current year's presentation.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 31 March 2009 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

continued

The annualized rate of return on the average investments held during the three-month period ended 31 March 2009 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month was 1.61% (4.23% - 2008).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

TASF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets while securities received are not recorded as liabilities and are not re-pledged.

NOTE E—OTHER ASSETS AND MISCELLANEOUS LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	31 March 2009	31 December 2008
Receivable from:		
Ordinary capital resources	$ -	$ 12,000
Asian Development Fund	968,000	-
Japan Special Fund	-	21,000
Regional Cooperation and Integration Fund	103,000	22,000
Agency Trust Funds - net	59,000	68,000
Total	$ 1,130,000	$ 123,000
Payable to:		
Ordinary capital resources	$ 268,000	$ -
Japan Special Fund	4,000	-
Total	$ 272,000	$ -

Note: Receivable from agency trust funds is net of payable accounts totaling $30,000 ($20,000 - 31 December 2008).

The amount receivable from ADF amounting to $968,000 represents the portion of the first installment payment received from Sweden under the ninth replenishment of ADF which is allocable to TASF under the fourth regularized replenishment of the fund. Pending the effectiveness of the replenishment, the amount was recorded as part of "Advance payment on contributions."

NOTE F—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the project or cancellation of the TA, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the three-month period ended 31 March 2009, a net amount of $3,824,000 ($2,841,000 - 2008) was written back as a reduction in

continued

TA. Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE G—CONTRIBUTIONS

With the effectivity of ADF IX and the third regularized replenishment of TASF, contribution commitments from 28 donors totaling $219,535,000 were allocated to TASF. Of this, $14,317,000 has not been received and was recorded as "Due from Contributors."

During the period, India made a direct voluntary contribution amounting to Rs10,000,000 ($201,000 equivalent). In addition, the fund received $2,134,000 from one donor as part of the third regularized replenishment of TASF.

NOTE H—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of TASF as of 31 March 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 277,409,000	$ -	$ 277,409,000	$ -
Securities purchased under resale arrangement	103,000	-	103,000	-
Total	$ 277,511,000	$ -	$ 277,511,000	$ -

Note: Figures may not add to totals due to rounding.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)			31 December		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 576	$ 2,305	$ 2,881	$ 224	$ 489	$ 713
INVESTMENTS (Notes C and H)	35,858	187,704	223,562	36,142	198,851	234,993
ACCRUED REVENUE	51	674	725	85	378	463
OTHER ASSETS (Note E) [1]	-	1,899	1,899	-	2,273	2,231
TOTAL [1]	**$ 36,485**	**$ 192,582**	**$ 229,067**	**$ 36,451**	**$ 201,991**	**$ 238,400**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E) [1]	$ -	$ 218	$ 218	$ 42	$ 236	$ 236
UNDISBURSED COMMITMENTS						
Technical assistance (Note F)	222	97,840	98,062	223	95,825	96,048
TOTAL LIABILITIES [1]	222	98,058	98,280	265	96,061	96,284
NET ASSETS (JSF-2) (Note G), represented by:						
Uncommitted Balances						
Unrestricted	-	94,524	94,524	-	105,930	105,930
Temporarily restricted	28,009	-	28,009	28,009	-	28,009
	28,009	94,524	122,533	28,009	105,930	133,939
Net Accumulated Investment Income						
Temporarily restricted	8,254	-	8,254	8,177	-	8,177
	36,263	94,524	130,787	36,186	105,930	142,116
TOTAL [1]	**$ 36,485**	**$ 192,582**	**$ 229,067**	**$ 36,451**	**$ 201,991**	**$ 238,400**

The accompanying notes are an integral part of these financial statements (JSF-4).

[1] Totals may not add up due to elimination of interfund account ($42,000 - 31 December 2008).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)			2008 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS (Note G)	$ -	$ -	$ -	$ -	$ 17,373	$ 17,373
REVENUE FROM INVESTMENTS (Note C)	-	702	702	-	2,064	2,064
REVENUE FROM OTHER SOURCES	-	9	9	-	36	36
NET ASSETS REVERTED BACK TO TEMPORARILY RESTRICTED ASSETS	-	-	-	0	-	0
Total	-	711	711	0	19,473	19,473
EXPENSES						
Technical assistance - net (Note F)	-	11,751	11,751	-	14,923	14,923
Administrative expenses	-	348	348	-	233	233
Financial expenses	-	-	-	0	0	0
Total	-	12,099	12,099	0	15,156	15,156
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	-	(11,388)	(11,388)	-	4,317	4,317
EXCHANGE (LOSSES) GAINS	-	(18)	(18)	-	225	225
(DECREASE) INCREASE IN UNRESTRICTED NET ASSETS	-	(11,406)	(11,406)	-	4,542	4,542
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	77	-	77	337	-	337
NET ASSETS REVERTED BACK TO TEMPORARILY RESTRICTED ASSETS	-	-	-	(0)	-	(0)
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	77	-	77	337	-	337
INCREASE (DECREASE) IN NET ASSETS	77	(11,406)	(11,329)	337	4,542	4,879
NET ASSETS AT BEGINNING OF PERIOD	36,186	105,930	142,116	34,704	136,854	171,558
NET ASSETS AT END OF PERIOD	**$ 36,263**	**$ 94,524**	**$ 130,787**	**$ 35,041**	**$ 141,396**	**$ 176,437**

0 - Less than $500.
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)			2008 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ -	$ -	$ -	$ 17,373	$ 17,373
Interest on investments received	108	157	265	321	2,029	2,350
Technical assistance disbursed	(42)	(9,385)	(9,427)	(85)	(8,297)	(8,382)
Administrative and financial expenses paid	-	(360)	(360)	-	(339)	(339)
Net cash received from other sources	0	9	9	8	36	44
Net Cash Provided by (Used in) Operating Activities	66	(9,579)	(9,513)	244	10,802	11,046
CASH FLOWS FROM INVESTING ACTIVITES						
Net investments	286	11,395	11,681	(321)	(7,526)	(7,847)
Net receipts from securities purchased under resale arrangement	-	-	-	-	264	264
Net Cash Provided by (Used in) Investing Activities	286	11,395	11,681	(321)	(7,262)	(7,583)
Effect of Exchange Rate Changes on Due from Banks	-	(0)	(0)	-	(38)	(38)
Net Increase (Decrease) in Due from Banks	352	1,816	2,168	(77)	3,502	3,425
Due from Banks at Beginning of Period	224	489	713	564	185	749
Due from Banks at End of Period	$ 576	$ 2,305	$ 2,881	$ 487	$ 3,687	$ 4,174

0 - Less than $500.
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2009 and 2008
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2008 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2009 and 2008 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the Japan Special Fund (JSF). The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of JSF, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations and as unrestricted and temporarily restricted net assets. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 31 March 2009 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported, net of amortizations of premium and discounts.
The annualized rates of return on the average investments held under ACCSF and JSF during the three-month period ended 31 March 2009, based on the portfolio held at the beginning and end of each month, were 1.04% and 1.51%, respectively (3.74% and 3.67% respectively - 2008).

continued

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

JSF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets while securities received are not recorded as liabilities and are not re-pledged.

There were no outstanding securities purchased under resale arrangement as of 31 March 2009 and 31 December 2008.

NOTE E—OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are the following interfund balances:

		31 March 2009	31 December 2008
Amounts Receivable by:			
JSF from:	ACCSF	$ -	$ 42,000
	TASF	4,000	-
	Agency Trust Funds - net	-	19,000
	Total	$ 4,000	$ 61,000
Amounts Payable by:			
JSF to:	Ordinary Capital Resources	$ 184,000	$ 145,000
	TASF	-	21,000
	Agency Trust Funds - net	25,000	-
	Total	$ 209,000	$ 166,000
ACCSF to:	JSF	$ -	$ 42,000

NOTE F—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the project or cancellation of a TA, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the three-month period ended 31 March 2009, an amount of $949,000 ($862,000 - 2008) was thus written back as a reduction in TA. None of these amounts corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective TA that have not been disbursed.

NOTE G—CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 31 March 2009, the remaining temporarily restricted uncommitted balance pertains to ACCSF amounting to $28,009,000 ($28,009,000 - 31 December 2008).

continued

NOTE H—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of JSF as of 31 March 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 223,562,000	$ 12,123,000	$ 211,439,000	$ -

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

ASSETS	31 March (Unaudited)	31 December
DUE FROM BANKS	$ 325	$ 304
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes D and E)	13,161	10,405
PROPERTY, FURNITURE, AND EQUIPMENT	90	97
DUE FROM CONTRIBUTORS	-	7,759
OTHER ASSETS	2,442	2,512
TOTAL	**$ 16,018**	**$ 21,077**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 4,661	$ 5,354
UNCOMMITTED BALANCES (ADBISF-2)	11,357	15,723
TOTAL	**$ 16,018**	**$ 21,077**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month-Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

		2009 (Unaudited)		2008 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS				
REVENUE				
From investments (Note C)		$ 3		$ 28
From other sources - net (Note F)		143		2
Total		146		30
EXPENSES				
Administrative expenses	$ 2,502		$ 2,096	
Program expenses	748	3,250	616	2,712
REVENUE LESS THAN EXPENSES		(3,104)		(2,682)
EXCHANGE (LOSSES) GAINS - NET		(211)		212
TRANSLATION ADJUSTMENTS		(1,051)		2,327
DECREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		(4,366)		(143)
NET ASSETS AT BEGINNING OF PERIOD		15,723		18,292
NET ASSETS AT END OF PERIOD		**$ 11,357**		**$ 18,149**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month-Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 7,871	$ 12,163
Interest on investments received	3	34
Expenses paid	(2,634)	(2,484)
Others - net	(69)	(210)
Net Cash Provided by Operating Activities	5,171	9,503
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	-	(9,574)
Net payments for securities under resale arrangements	(4,037)	(449)
Net Cash Used in Investing Activities	(4,037)	(10,023)
Effect of Exchange Rate Changes on Due from Banks	(1,113)	217
Net Increase (Decrease) in Due from Banks	21	(303)
Due from Banks at Beginning of Period	304	603
Due from Banks at End of Period	$ 325	$ 300

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2009 and 2008
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2008 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2009 and 2008 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C—INVESTMENTS

All investment securities held as of 31 March 2009 and 31 December 2008 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are reported at cost which is a reasonable estimate of fair value.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2009 including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.09% (0.64% - 2008).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADBISF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and reported at estimated fair value, while securities received are not recorded as liabilities and are not re-pledged.

continued

NOTE E—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ADBISF as of 31 March 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities purchased under resale arrangement	$ 13,161,000	$ -	$ 13,161,000	$ -

NOTE F—REVENUE

Revenue from other sources primarily consists of sublease rental income totaling $140,000 received according to a space sharing agreement with the Japan Representative Office of ADB.

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

ASSETS	**31 March (Unaudited)**	**31 December**
DUE FROM BANKS	$ 8,057	$ 383
INVESTMENTS (Notes C and F)	223,548	251,288
ACCRUED REVENUE	18	731
ADVANCES FOR GRANTS	36,151	43,017
TOTAL	**$ 267,774**	**$ 295,419**
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES (Note D)	$ 351	$ 694
UNDISBURSED COMMITMENTS (Note E)	221,069	248,338
UNCOMMITTED BALANCES (ATF-2), represented by: Unrestricted net assets	46,354	46,387
TOTAL	**$ 267,774**	**$ 295,419**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 547	$ 3,201
From other sources	2	83
Total	549	3,284
EXPENSES		
Administrative expenses	559	589
REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(10)	2,695
NET EXCHANGE LOSSES	(23)	(13)
(DECREASE) INCREASE IN NET ASSETS	(33)	2,682
NET ASSETS AT BEGINNING OF PERIOD	46,387	40,008
NET ASSETS AT END OF PERIOD	**$ 46,354**	**$ 42,690**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 1,516	$ 3,160
Net cash received from other sources	2	83
Grants disbursed	(20,426)	(29,076)
Administrative and financial expenses paid	(902)	(755)
Net Cash Used In Operating Activities	(19,810)	(26,588)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments	27,484	45,344
Net Increase in Due from Banks	7,674	18,756
Due from Banks at Beginning of Period	383	161
Due from Banks at End of Period	$ 8,057	$ 18,917

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2009 and 2008
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Asian Tsunami Fund (ATF) was established on 11 February 2005 in response to the special circumstances surrounding the developing member countries (DMCs) that were stricken by the effects of the tsunami on 26 December 2004. The purpose of the Fund is to provide emergency grant financing promptly and effectively to affected DMCs in the form of technical assistance and investment projects to support reconstruction, rehabilitation and associated development activities following the tsunami disaster.

ATF will serve as a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. Resources from the Fund will be available to central governments and other suitable entities, including non-governmental organizations.

ATF's resources may consist of allocations from ordinary capital resources (OCR) and contributions from bilateral, multilateral and transfer of individual sources.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements of ATF are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 31 March 2009 and 31 December 2008 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2009, based on the portfolio held at the beginning and end of each month, was 1.32% (3.74% - 2008).

continued

NOTE D—PAYABLE TO RELATED FUNDS

Included in miscellaneous liabilities are outstanding obligations to OCR of $351,000 ($669,000 - 31 December 2008).

NOTE E—GRANTS, TECHNICAL ASSISTANCE, AND UNDISBURSED COMMITMENTS

Grants and technical assistance (TA) are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is accordingly eliminated. There were no grants which became effective or completed/cancelled during the periods ended 31 March 2009 and 2008.

Total undisbursed commitments are denominated in United States dollars and represent effective grants which have not been disbursed.

NOTE F—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ATF as of 31 March 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 223,548,000	$ -	$ 223,548,000	$ -

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

ASSETS	31 March (Unaudited)	31 December
DUE FROM BANKS	$ 4,739	$ 823
INVESTMENTS (Notes C and F)	55,420	61,303
ACCRUED REVENUE	123	111
DUE FROM CONTRIBUTORS (Note E)	2,930	2,973
ADVANCES FOR GRANTS	3,180	3,187
TOTAL	**$ 66,392**	**$ 68,397**
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES	$ 32	$ 33
UNDISBURSED COMMITMENTS (Note D)	63,950	66,161
UNCOMMITTED BALANCES (PEF-2), represented by: Unrestricted net assets	2,410	2,203
TOTAL	**$ 66,392**	**$ 68,397**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 639	$ 766
From other sources	70	75
Total	709	841
EXPENSES		
Administrative and financial expenses	39	33
REVENUE IN EXCESS OF EXPENSES	670	808
NET EXCHANGE LOSSES	(463)	(237)
INCREASE IN NET ASSETS	207	571
NET ASSETS AT BEGINNING OF PERIOD	2,203	(3,453)
NET ASSETS AT END OF PERIOD	**$ 2,410**	**$ (2,882)**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 646	$ 819
Net cash received from other sources	71	74
Grants and technical assistance disbursed	(2,204)	(2,628)
Administrative and financial expenses paid	(41)	(19)
Net Cash Used in Operating Activities	(1,528)	(1,754)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	5,481	5,078
Effect of Exchange Rate Changes on Due from Banks	(37)	(30)
Net Increase in Due from Banks	3,916	3,294
Due from Banks at Beginning of Period	823	1,601
Due from Banks at End of Period	$ 4,739	$ 4,895

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2009 and 2008
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Pakistan Earthquake Fund (PEF) was established on 14 November 2005 in response to the special circumstances confronted by Pakistan resulting from the effects of an earthquake on 8 October 2005. The objective of the PEF is to deliver emergency grant financing promptly and effectively to Pakistan for technical assistance and investment projects to support reconstruction, rehabilitation, and associated development activities.

PEF resources will be available to the Government of Pakistan and other suitable entities acceptable to the Government of Pakistan and ADB, including, where appropriate, non-government organizations.

PEF's resources may consist of contributions from ADB and other contributions from bilateral, multilateral, and other sources.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 31 March 2009 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.
Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the nine-month period ended 31 March 2009, based on the portfolio held at the beginning and end of each month, was 4.57% (5.28% - 2008).

continued

NOTE D—GRANTS, TECHNICAL ASSISTANCE, AND UNDISBURSED COMMITMENTS

Grants and technical assistance are recognized in the financial statements when the applicable projects are approved and become effective. Upon completion or cancellation of a project, any undisbursed amount is written back as a reduction in expenses for the period and the corresponding undisbursed commitment is accordingly eliminated. Undisbursed commitments are denominated in United States dollars and represent effective grants and technical assistance which have not been disbursed. There were no grants or technical assistance which became effective or completed/cancelled during the period ended 31 March 2009.

NOTE E—DUE FROM CONTRIBUTORS

In 2006, the Government of Australia committed A$20,000,000 ($15,036,000 equivalent). Of this amount, A$4,300,000 ($2,930,000 equivalent) has not been received as of 31 March 2009 and was recorded as "Due from Contributors".

NOTE F—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of PEF as of 31 March 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 55,420,000	$ -	$ 55,420,000	$ -

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

ASSETS	31 March (Unaudited)	31 December
DUE FROM BANKS	$ 2,239	$ 1,446
INVESTMENTS (Notes C and F)	37,577	39,276
ACCRUED REVENUE	68	154
ADVANCES FOR GRANTS	293	335
TOTAL	**$ 40,177**	**$ 41,211**
UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES (Note D)	$ 161	$ 52
UNDISBURSED COMMITMENTS (Note E)	17,670	16,571
UNCOMMITTED BALANCES (RCIF-2), represented by: Unrestricted net assets	22,346	24,588
TOTAL	**$ 40,177**	**$ 41,211**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 52	$ 379
From other sources - net	1	16
Total	53	395
EXPENSES		
Technical assistance (Note E)	2,200	2,820
Administrative and financial expenses	94	2
Total	2,294	2,822
REVENUE LESS THAN EXPENSES	(2,241)	(2,427)
EXCHANGE LOSSES	(1)	-
DECREASE IN NET ASSETS	(2,242)	(2,427)
NET ASSETS AT BEGINNING OF PERIOD	24,588	33,817
NET ASSETS AT END OF PERIOD	**$ 22,346**	**$ 31,390**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 250	$ 427
Technical assistance disbursed	(975)	(98)
Administrative and financial expenses paid	(69)	-
Net cash received form other sources	-	16
Net Cash (Used in) Provided by Operating Activities	(794)	345
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments	1,587	(27)
Net Increase in Due From Banks	793	318
Due from Banks at Beginning of Period	1,446	1,240
Due from Banks at End of Period	$ 2,239	$ 1,558

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2009 and 2008
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Regional Cooperation and Integration Fund (RCIF), together with Regional Cooperation and Integration (RCI)Trust Funds, was established on 26 February 2007 under the "umbrella" of Regional Cooperation and Integration Financing Partnership Facility (RCIFPF), in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to enhance regional cooperation and integration in Asia and the Pacific by facilitating the pooling and provision of additional financial and knowledge resources to support RCI activities.

Financial assistance will be provided in the form of untied grants for technical assistance (TA), including advisory, project preparatory, and regional TA.

RCIF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 31 March 2009 and 31 December 2008 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2009, based on the portfolio held at the beginning and end of each month, was 1.46% (3.78% - 2008).

continued

NOTE D—PAYABLE TO RELATED FUNDS

Included in miscellaneous liabilities are outstanding obligations to OCR and TASF of $58,000 ($15,000 - 31 December 2008) and $103,000 ($22,000 - 31 December 2008) respectively.

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the project or cancellation of a TA, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the period, there were two TA grants totaling to $2,200,000 (four TA totaling $2,820,000 - 2008) which became effective, and no undisbursed amounts were written back (nil - 2008).

Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE F—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of RCIF as of 31 March 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 37,577,000	$ -	$ 37,577,000	$ -

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 1,503	$ 1,564
INVESTMENTS (Notes C and E)	38,640	38,894
ACCRUED REVENUE	30	50
ADVANCES FOR GRANTS	293	-
TOTAL	**$ 40,466**	**$ 40,508**
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES	$ 45	$ 81
UNDISBURSED COMMITMENTS (Note D)	7,347	3,000
UNCOMMITTED BALANCES (CCF-2), represented by: Unrestricted net assets	33,074	37,427
TOTAL	**$ 40,466**	**$ 40,508**

The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Period Ended 31 March 2009
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS	
REVENUE	
From investments (Note C)	$ 26
From other sources	0
Total	26
EXPENSES	
Administrative expenses	33
Technical assistance (Note D)	4,350
Total	4,383
REVENUE LESS THAN EXPENSES	(4,357)
NET EXCHANGE GAINS	4
DECREASE IN NET ASSETS	(4,353)
NET ASSETS AT BEGINNING OF PERIOD	37,427
NET ASSETS AT END OF PERIOD	**$ 33,074**

0 - Less than $500.
The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Period Ended 31 March 2009
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES	
Interest on investments received	$ 132
Technical assistance disbursed	(295)
Administrative expenses paid	(64)
Cash received from other activities	0
Net Cash Used in Operating Activities	(227)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Investments	166
Net Decrease in Due From Banks	(61)
Due from Banks at Beginning of Period	1,564
Due from Banks at End of Period	$ 1,503

0 - Less than $500.
The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Period Ended 31 March 2009
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Climate Change Fund (CCF) was established on 7 April 2008 to facilitate greater investments in developing member countries (DMCs) to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors. The CCF will be a key mechanism to pool resources within ADB to address climate change through (i) technical assistance (TA), (ii) investment components for both private and public sector projects, and (iii) any other form of cooperation that partners and ADB may agree upon for a defined program of activities.

Financial assistance will be provided in the form of untied grants for components of investment projects, for advisory, project preparatory, and regional technical assistance (TA); as well as for any other activities that may be agreed between external contributors and ADB.

CCF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 31 March 2009 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.

The annualized rate of return on the average investments held during the period ended 31 March 2009, based on the portfolio held at the beginning and end of each month, was 1.15%.

continued

NOTE D—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the project or cancellation of a TA, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the period, there were four TA grants totaling to $4,350,000 which became effective, and no undisbursed amounts were written back.

Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE E—FAIR VALUE MEASUREMENTS

FAS 157 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FAS 157 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of CCF as of 31 March 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments	$ 38,640,000	$ -	$ 38,640,000	$ -